FAX HEADER: Dec. 27 2002 03:06PM P1 | PHONE NO. : 604 807 5658 | FROM : Securities Services 309-2579

FORM 55-102F6 12g 82-3520

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal informati[redacted] this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforce[redacted] in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be mad[redacted] the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except t[redacted] horized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authorit[redacted] is filed, at the address(es) or telephone number(s) set out on the back of this report.

03003172

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PURE GOLD MINERALS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED: DAY 19 MONTH 09 YEAR 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SHELDON

GIVEN NAMES: DONALD R

NO. / STREET / APT: 1255 WEST PENDER STREET

CITY: VANCOUVER

PROV: BC. POSTAL CODE: V6E 2V1

BUSINESS TELEPHONE NUMBER: 604-687-2038

BUSINESS FAX NUMBER: 604-687-3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

SEC.

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	1550500								1	
WARRANTS	860000								2	D.S. MGMT
COMMON	98000								2	" "
COMMON	1286987	16/12/02	10		23000	.10		1263987	1	
		17/12/02	10		6750	.105		1257237	1	

PROCESSED

FEB 03 2003

THOMSON FINANCIAL

03 JAN -3 AM 10:12

ATTACHMENT ☐ YES ☒ NO

BOX 6. REMARKS

I own 100% of D.S. Management. [initials] 1/22

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DONALD R. SHELDON

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 27 MONTH 12 YEAR 02

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE